Exhibit 99.1

QIWI Announces Second Quarter 2022 Financial Results

NICOSIA, CYPRUS – September 28, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced its financial results for the quarter ended June 30, 2022.

2Q 2022 key operating and financial highlights1

		2Q 2021	2Q 2022		1H 2021	1H 2022		2Q 2022	1H 2022
		RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million(1)	USD million(1)
Consolidated Group results	Revenue	10,813	14,015	29.6%	20,047	23,732	18.4%	274.0	463.9
	Total Net Revenue	6,049	10,208	68.8%	11,210	16,513	47.3%	199.5	322.8
	Adjusted EBITDA	3,850	6,972	81.1%	6,670	10,659	59.8%	136.3	208.4
	Adjusted EBITDA margin	63.6%	68.3%	4.7 p.p.	59.5%	64.5%	5.0 p.p.	68.3%	64.5%
	Profit for the period	2,633	2,810	6.7%	4,587	5,067	10.5%	54.9	99.0
	Adjusted Net profit	2,704	2,964	9.6%	4,765	5,290	11.0%	57.8	103.4
	Adjusted Net profit margin	44.7%	29.0%	(15.7 p.p. )	42.5%	32.0%	(10.5 p.p. )	29.0%	32.0%
Payment Services (PS)	PS Net Revenue	5,678	9,318	64.1%	10,440	14,967	43.4%	182.1	292.6
	PS Payment Net Revenue	4,933	7,579	53.6%	9,001	11,699	30.0%	148.1	228.7
	PS Payment Volume, billion	458	500	9.2%	842	856	1.7%	9.8	16.7
	PS Payment Net Revenue Yield	1.08%	1.52%	0.4 p.p.	1.07%	1.37%	0.3 p.p.	1.52%	1.37%
	PS Other Net Revenue	745	1,739	133.3%	1,439	3,268	127.1%	34.0	63.9
	Adjusted Net profit	3,042	5,572	83.2%	5,522	8,601	55.8%	108.9	168.1
	Adjusted Net profit margin	53.6%	59.8%	6.2 p.p.	52.9%	57.5%	4.6 p.p.	59.8%	57.5%

(1)	Throughout this release dollar translation is calculated using a rouble to U.S. dollar exchange rate of RUB 51.158 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2022.

Key events in 2Q 2022 and after the reported period

●	Dalliance Services Company, a company wholly owned by Mr. Sergey Solonin, the Company’s controlling shareholder and Chairman of the Company’s Board of directors, purchased 4,861,390 ADSs represented by Class B ordinary shares via a tender offer[2].

●	QIWI announced the results of the Annual General Shareholders Meeting[3] held on September 21, 2022. Following the election and appointment of Mr. Alexey Ivanov, Mr. Alexey Blagirev, and Mr. Alexey Solovyev to the office of Independent Directors of the Company and its Audit Committee, QIWI regained compliance with Nasdaq’s audit committee requirement as set forth in the Nasdaq Listing Rule 5605(c)(2).

2Q 2022 results

Net Revenue breakdown by segments

	2Q 2021	2Q 2022		1H 2021	1H 2022		2Q 2022	1H 2022
	RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million	USD million
Total Net Revenue	6,049	10,208	68.8%	11,210	16,513	47.3%	199.5	322.8
Payment Services (PS)	5,678	9,318	64.1%	10,440	14,967	43.4%	182.1	292.6
PS Payment Net Revenue	4,933	7,579	53.6%	9,001	11,699	30.0%	148.1	228.7
PS Other Net Revenue	745	1,739	133.3%	1,439	3,268	127.1%	34.0	63.9
Corporate and Other	371	890	139.9%	770	1,546	100.8%	17.4	30.2

1 Total Net Revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted Net profit, and adjusted Net profit margin in this release are “non-IFRS financial measures”. Please see the section “Non-IFRS Financial Measures and Supplemental Financial Information” for more details as well as reconciliation at the end of this release.

2 https://investor.qiwi.com/results-and-reports/sec-filings/4290003

3 Please see AGM results by the following link: https://investor.qiwi.com/news-and-events/press-releases/4208566/

Total Net Revenue increased by 68.8% YoY to RUB 10,208 million ($199.5 million) driven by strong performance of both segments – Payment Services (PS) and Corporate and Other.

PS Net Revenue increased by 64.1% YoY to RUB 9,318 million driven by a combination of higher PS Payment Net Revenue and PS Other Net Revenue.

PS Payment Net Revenue increased by 53.6% YoY and amounted to RUB 7,579 million ($148.1 million) driven by higher PS Payment Net Revenue Yield by 44 bps underpinned by PS Payment volume increase of 9.2%.

PS Payment Volume reached RUB 499.7 billion mainly resulting from growth of operations via our Contact Money remittances payment system, onboarding of new merchants and aggregators, increase of payment volume using QIWI Wallet for numerous types of services, and growing payment volume from our product offering for self-employed and peer-to-peer operations. We consider the self-employed total addressable market as one of the key drivers of growth with substantial room for penetration of online payments and growing number of officially self-employed.

PS Payment Net Revenue Yield improved to 1.52% due to (i) terminated low-margin TSUPIS operations, (ii) lower processing commissions for payment operations, (iii) improved economics of payouts on the taxi market post acquisition of Taxiaggregator SaaS platform, and (iv) increased share of operations with higher commissions on currency conversion.

PS Other Net Revenue also increased demonstrating 133.3% YoY growth up to RUB 1,739 million mainly due to (i) higher interest income driven by a higher Central Bank base rate, and (ii) increased net revenue derived from cash and settlement services and related currency conversion income.

Corporate and Other Net Revenue increased by 139.9% to RUB 890 million predominantly driven by growth of ROWI digital factoring and online bank guarantees portfolios.

Corporate and Other (CO) Net Revenue breakdown

	2Q 2021	2Q 2022		1H 2021	1H 2022		2Q 2022	1H 2022
	RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million	USD million
CO Net Revenue	371	890	139.9%	770	1,546	100.8%	17.4	30.2
ROWI	181	709	292.0%	375	1,078	187.9%	13.9	21.1
Flocktory	127	127	(0.0)%	260	284	9.5%	2.5	5.6
Tochka	74	-	(100.0)%	155	106	(32.1)%	-	2.1
Corporate and Other projects	(11)	54	589.7%	(20)	78	494.6%	1.0	3.6

CO Net Revenue increased by 139.9% YoY to RUB 890 million ($17.4 million) driven by:

●	ROWI Net Revenue growth by 292.0% YoY to RUB 709 million ($13.9 million) on further expansion of bank guarantees and factoring portfolios, development of new products and gross yield appreciation:

⮚	As of June 30, 2022, bank guarantees portfolio reached RUB 62.5 billion - an increase of 152% YoY. In 2Q 2022, average amount of an issued guarantee increased by 5% YoY to RUB 1.1 million.

⮚	As of June 30, 2022, factoring portfolio was RUB 10.5 billion or 99% higher YoY. In 2Q 2022, following further expansion of the business, the number of active clients increased by 35% YoY to 676.

⮚	As of June 30, 2022, the portfolio of online loans for government contracts execution was RUB 2.2 billion (the new product was launched in 3Q 2021).

⮚	In 2Q 2022, share of ROWI Net Revenue in Total Net Revenue reached 6.9%.

●	Flocktory Net Revenue remained flat at RUB 127 million ($2.5 million) as a result of growth slowdown in number of clients and traffic-providers using Flocktory’s platform and marketing services driven by temporary suspension of advertising campaigns caused by geopolitical situation.

●	Tochka project was closed after the disposal of our stake in the JSC Tochka associate. We continue our collaboration with Tochka on an arm-length basis and provide a bundle of cash settlement services accounted for in the PS Other Net Revenue.

●	Corporate and Other projects Net Revenue in 2Q 2022 amounted to RUB 54 million ($1.0 million) compared to RUB 11 million of loss for the same period of last year.

Operating expenses and other non-operating income and expenses

	2Q 2021	2Q 2022	YoY	1H 2021	1H 2022	YoY	2Q 2022	1H 2022
	RUB million	RUB million		RUB million	RUB million		USD million	USD million
Operating expenses	(2,486)	(3,618)	45.5%	(5,131)	(6,513)	26.9%	(70.7)	(127.3)
% of Net Revenue	(41.1)%	(35.4)%	5.7 p.p.	(45.8)%	(39.4)%	6.3 p.p.
Selling, general and administrative expenses	(612)	(773)	26.3%	(1,161)	(1,544)	33.0%	(15.1)	(30.2)
% of Net Revenue	(10.1)%	(7.6)%	2.5 p.p.	(10.4)%	(9.4)%	1.0 p.p.
Personnel expenses	(1,525)	(2,002)	31.3%	(3,230)	(3,675)	13.8%	(39.1)	(71.8)
% of Net Revenue	(25.2)%	(19.6)%	5.6 p.p.	(28.8)%	(22.3)%	6.6 p.p.
Depreciation, amortization & impairment	(285)	(323)	13.3%	(583)	(600)	2.9%	(6.3)	(11.7)
% of Net Revenue	(4.7)%	(3.2)%	1.5 p.p.	(5.2)%	(3.6)%	1.6 p.p.
Credit loss (expense)	(64)	(520)	712.5%	(157)	(694)	342.0%	(10.2)	(13.6)
% of Net Revenue	(1.1)%	(5.1)%	(4.0 p.p. )	(1.4)%	(4.2)%	(2.8 p.p. )
Other non-operating income and expenses excluding gain on disposal of an associate	11	(2,347)	(21436.4)%	164	(2,699)	(1745.7)%	(45.9)	(52.8)
% of Net Revenue	0.2%	(23.0)%	(23.2 p.p. )	1.5%	(16.3)%	(17.8 p.p. )
Share of gain of an associate and a joint venture	141	-	(100.0)%	306	-	(100.0)%	-	-
% of Net Revenue	2.3%	0.0%	(2.3 p.p. )	2.7%	0.0%	(2.7 p.p. )
Foreign exchange loss, net	(50)	(2,369)	4638.0%	(42)	(2,810)	6590.5%	(46.3)	(54.9)
% of Net Revenue	(0.8)%	(23.2)%	(22.4 p.p. )	(0.4)%	(17.0)%	(16.6 p.p. )
Interest income and expenses, net	(15)	4	126.7%	(27)	72	366.7%	0.1	1.4
% of Net Revenue	(0.2)%	0.0%	0.3 p.p.	(0.2)%	0.4%	0.7 p.p.
Other income and expenses, net	(65)	18	127.7%	(73)	39	153.4%	0.4	0.8
% of Net Revenue	(1.1)%	0.2%	1.3 p.p.	(0.7)%	0.2%	0.9 p.p.

Operating expenses increased by 45.5% YoY to RUB 3,618 million ($70.7 million) – a decrease by 5.7 ppts to 35.4% as percent of Total Net Revenue mainly driven by Total Net Revenue growth by 68.8% resulting in a positive operating leverage effect.

Selling, general and administrative (SG&A) expenses increased by 26.3% to RUB 773 million ($15.1 million) and as percent of Total Net Revenue declined by 2.5 ppts YoY to 7.6% driven by positive operating leverage effect.

Personnel expenses increased by 31.3% to RUB 2,002 million ($39.1 million) driven by hiring of new staff for development of new products and strong financial performance resulting in higher accruals for bonuses to employees. At the same time, personnel expenses as percent of Total Net Revenue decreased by 5.6 ppts YoY to 19.6% driven by positive operating leverage effect.

Credit loss increased by RUB 456 million to RUB 520 million ($10.2 million) and as percent of Total Net Revenue went up by 4.0 ppts YoY to 5.1% predominantly as a result of the further growth of the ROWI’s credit portfolio and provisions accrued for the funds in Euro blocked on the bank accounts.

Other non-operating expenses (net) amounted to RUB 2,347 million ($45.9 million) compared to RUB 11 million of income last year primarily due to foreign exchange loss resulting from significant appreciation of Rouble versus USD and Euro.

Income tax expense

Income tax expense increased by 52.3% YoY to RUB 1,433 million ($28.0 million) driven by profit before tax growth by 18.7% YoY. Effective tax rate was 33.8% mainly due to the foreign exchange loss which was non-deductible within the Group perimeter.

Profitability results

	2Q 2021	2Q 2022	YoY	1H 2021	1H 2022	YoY	2Q 2022	1H 2022
	RUB million	RUB million		RUB million	RUB million		USD million	USD million
Adjusted EBITDA	3,850	6,972	81.1%	6,670	10,659	59.8%	136.3	208.4
Adjusted EBITDA margin, %	63.6%	68.3%	4.7 p.p.	59.5%	64.5%	5.0 p.p.	68.3%	64.5%
Adjusted Net Profit	2,704	2,964	9.6%	4,765	5,290	11.0%	57.8	103.4
Adjusted Net Profit margin, %	44.7%	29.0%	(15.7 p.p. )	42.5%	32.0%	(10.5 p.p. )	29.0%	32.0%
Payment Services	3,042	5,572	83.2%	5,522	8,601	55.8%	108.9	168.1
PS Net Profit margin, %	53.6%	59.8%	6.2 p.p.	52.9%	57.5%	4.6 p.p.	59.8%	57.5%
Corporate and Other (CO)	(338)	(2,608)	671.6%	(757)	(3,311)	337.4%	(51.0)	(64.7)
Tochka	132	-	(100.0)%	323	(15)	(104.6)%	-	(0.3)
ROWI	54	321	493.9%	34	372	999.9%	6.3	7.3
Flocktory	17	(56)	(436.2)%	(103)	(27)	73.6%	(1.1)	(0.5)
Corporate and Other projects	(540)	(2,873)	431.6%	(1,011)	(3,641)	260.1%	(56.2)	(71.2)

Adjusted EBITDA increased by 81.1% YoY to RUB 6,972 million ($136.3 million) mainly due to Total Net Revenue growth by 68.8%. As a result of positive operating leverage effect Adjusted EBITDA margin improved by 4.7 ppts YoY to 68.3%.

Adjusted Net Profit increased by 9.6% YoY to RUB 2,964 million ($57.8 million). Adjusted Net Profit margin declined by 15.7 ppts to 29.0% driven by (i) foreign exchange loss and (ii) higher income tax expense (iii) partially offset by Adjusted EBITDA margin improvement described above.

Payment Services Net Profit increased by 83.2% YoY to RUB 5,572 million ($108.9 million) as a result of PS Net Revenue growth by 64.1% YoY. PS Net Profit margin increased by 6.2 ppts to 59.8% driven by positive operating leverage effect partially offset by higher income tax expense.

CO Net Loss amounted to RUB 2,608 million ($51.0 million) driven primarily by the following factors:

●	Corporate and Other projects Net Loss increased to RUB 2,873 million primarily resulting from a foreign exchange loss due to significant appreciation of Rouble versus USD and Euro.

●	ROWI Net Profit increased to RUB 321 million compared to RUB 54 million in the previous year as a result of its Net Revenue growth by 292.0% YoY.

●	Flocktory Net Loss was RUB 56 million compared to RUB 17 million of income in the previous year driven by (i) foreign exchange loss due to appreciation of Rouble versus USD and Euro, and (ii) higher personnel expenses.

●	Absence of equity pick-up for investment in Tochka project as a result of the sale of QIWI stake in associate in 2021.

Consolidated cash flow statement

	1H 2021	1H 2022	YoY	1H 2022
	RUB million	RUB million		USD million
Net cash generated from operating activities before changes in working capital	5,663	8,271	46.1%	161.7
Change in working capital	(14,131)	(4,569)	67.7%	(89.3)
Net interest income received and income tax paid	(254)	2,253	987.0%	44.0
Net cash flow received from/(used in) operating activities	(8,722)	5,955	168.3%	116.4
Net cash flow generated from investing activities	837	2,692	221.6%	52.6
Net cash flow used in financing activities	(3,533)	(532)	84.9%	(10.4)
Effect of change in ECL and exchange rate changes on cash and cash equivalents	(111)	(2,078)	(1772.1)%	(40.6)
Net (decrease)/increase in cash and cash equivalents	(11,529)	6,037	152.4%	118.0
Cash and cash equivalents at the beginning of the period	47,382	33,033	(30.3)%	645.7
Cash and cash equivalents at the end of the period	35,853	39,070	9.0%	763.7

Net cash generated from operating activities before changes in working capital for 1H 2022 increased by 46.1% YoY to RUB 8,271 million ($161.7 million) mainly driven by development of Adjusted EBITDA for the period which increased by 64.9% to RUR 10,659 million ($208.4 million).

Net cash flow generated from operating activities was RUB 5,955 million ($116.4 million) compared to the net outflow of RUB 8,722 million for 1H 2021 due to Adjusted EBITDA dynamics and net interest income received as well as the reduction in the negative change in working capital for the period. Changes in working capital for 1H 2022 resulted in cash outflow of RUB 4,569 million primarily due to (i) decrease in accounts payable and accruals by RUB 5,345 million as a seasonal decline in deposits received from agents for New Year holidays, (ii) increase in loans issued from banking operations by RUB 1,670 million as a result of ROWI’s project loan portfolios growth , (iii) increase in trade and other receivables by RUB 1,739 million due to overall payment volumes growth and partially offset by (iv) increase in customer accounts and amounts due to banks in the amount of RUB 3,728 million driven by QIWI Bank customer base growth.

In 1H 2022, net interest received offset income tax paid resulting in RUB 2,253 million of net income driven by increased interest rates.

Net cash flow generated from investing activities was RUB 2,692 million ($52.6 million). Net cash inflow was primarily driven by proceeds from sale of Tochka in the amount of RUB 4.9 billion partially offset by purchase of debt securities and deposits in the amount of RUB 1.7 billion.

Net cash flow used in financing activities decreased to RUB 532 million ($10.4 million). The net cash outflow was primarily driven by (i) repurchase of QIWI Finance bonds in the amount of RUB 392 million in 1H 2022, and (ii) RUB 106 million of dividends paid to non-controlling shareholders.

In 1H 2022, the adverse effect of exchange rate changes on cash and cash equivalents was RUB 2,068 million ($40.4 million) compared to negative impact of RUB 111 million a year ago resulting from the revaluation of funds denominated in USD and Euro - accumulated for future M&A activities and/or distribution to shareholders.

As a result of factors described above cash and cash equivalents as of June 30, 2022 were RUB 39,070 million ($763.7 million) – a increase of 9.0% compared to June 30, 2021.

Guidance

Due to the persisting level of uncertainty and market volatility, we have decided to extend our abstaining from providing guidance on both short- and medium-term perspective. We will update on guidance expectations in the course of the year when more information becomes available.

We encourage investors to review our 2021 Annual Report on Form 20-F in the Caption “Risk Factors” and other reports QIWI files with the U.S. Securities and Exchange Commission for more details on risks.

Dividends

Although to date our financial position remains strong, the Board continues to keep the payment of future dividends under review and will update shareholders through further announcements as appropriate.

Currently, there are also technical complications for the distribution of dividends, for example, existing Central Bank of Russia restrictions on the distribution of dividends to foreign parent companies and a lack of communication between Euroclear and NSD. The full impact of sanctions on the Russian economy and other markets where we operate remains unclear and requires caution for the benefit of all shareholders and the Company.

Results of the tender offer arranged by a third party

July 19, 2022, Dalliance Services Company, a company wholly owned by Mr. Sergey Solonin, and Mr. Sergey Solonin, the Company’s largest shareholder and Chairman of the Company’s Board of directors, launched a Tender Offer (the “Offer). As a result of the Offer, 4,861,390 Class B Ordinary Shares represented by American Depositary Shares (the “ADSs”) were tendered and repurchased by Dalliance Services Company. After the transaction, Mr. Solonin effectively holds 10,413,510 Class A Ordinary Shares and 4,861,390 Class B Ordinary Shares represented by ADSs, which together constitute 69.7% voting interest and 24.4% in the ownership structure of the Company.

Earnings Conference Call and Audio Webcast

The conference call and webcast to discuss the results will not be held. We welcome all our stakeholders to send any questions related to our business using the contact details available on our investor’s website. We remain available for individual incoming call requests.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other projects.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our ROWI and Flocktory businesses, the impact of recent sanctions targeting Russia, the impact of such sanctions on our results of operations, potential further changes in the regulatory regime, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31,	As of June 30,	As of June 30,
	2021	2022 (unaudited)	2022 (unaudited)
	RUB	RUB	USD
Assets
Non-current assets
Property and equipment	1,417	1,220	23.8
Goodwill and other intangible assets	10,501	11,185	218.6
Long-term debt securities	1,111	-	0.0
Long-term loans issued	267	322	6.3
Other non-current assets	812	226	4.4
Deferred tax assets	237	221	4.3
Total non-current assets	14,345	13,174	257.5
Current assets
Trade and other receivables	11,576	8,304	162.3
Short-term loans issued	11,270	12,680	247.9
Short-term debt securities	11,976	14,972	292.7
Prepaid income tax	463	94	1.8
Other current assets	1,262	736	14.4
Cash and cash equivalents	33,033	39,070	763.7
Total current assets	69,580	75,856	1,482.8
Total assets	83,925	89,030	1,740.3
Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0.02
Additional paid-in capital	1,876	1,876	36.7
Share premium	12,068	12,068	235.9
Other reserve	2,376	2,571	50.3
Retained earnings	26,822	31,621	618.1
Translation reserve	542	639	12.5
Total equity attributable to equity holders of the parent	43,685	48,776	953.4
Non-controlling interests	155	335	6.5
Total equity	43,840	49,111	960.0
Non-current liabilities
Long term debt	4,648	4,258	83.2
Long-term deferred income	717	1,135	22.2
Long-term lease liabilities	334	294	5.7
Other non-current liabilities	80	47	0.9
Deferred tax liabilities	1,376	1,750	34.2
Total non-current liabilities	7,155	7,484	146.3
Current liabilities
Trade and other payables	23,365	20,564	402.0
Customer accounts and amounts due to banks	7,635	9,562	186.9
Short-term debt	86	77	1.5
Short-term lease liability	308	263	5.1
VAT and other taxes payable	178	254	5.0
Other current liabilities	1,358	1,715	33.5
Total current liabilities	32,930	32,435	634.0
Total equity and liabilities	83,925	89,030	1,740.3

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	USD
Revenue:	10,813	14,015	274.0
Payment processing fees	9,162	10,839	211.9
Interest revenue calculated using the effective interest rate	694	1,929	37.7
Fees from inactive accounts and unclaimed payments	413	436	8.5
Other revenue	544	811	15.9

Operating costs and expenses:	(7,250)	(7,425)	(145.1)
Cost of revenue (exclusive of items shown separately below)	(4,764)	(3,807)	(74.4)
Selling, general and administrative expenses	(612)	(773)	(15.1)
Personnel expenses	(1,525)	(2,002)	(39.1)
Depreciation and amortization	(285)	(287)	(5.6)
Credit loss expense	(64)	(520)	(10.2)
Impairment of non-current assets	-	(36)	(0.7)
Profit from operations	3,563	6,590	128.8

Share of gain of an associate and a joint venture	141	-	-
Foreign exchange loss, net	(50)	(2,369)	(46.3)
Interest income and expenses, net	(15)	4	0.1
Other income and expenses, net	(65)	18	0.4
Profit before tax	3,574	4,243	82.9
Income tax expense	(941)	(1,433)	(28.0)
Profit for the period	2,633	2,810	54.9
Attributable to:
Equity holders of the parent	2,618	2,625	51.3
Non-controlling interests	15	185	3.6

Other comprehensive (loss)/income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(29)	88	1.7
Debt securities at fair value through other comprehensive income (FVOCI):
Net gain arising during the period, net of tax	-	964	18.8
Total other comprehensive income, net of tax	(29)	1,052	20.6
Total other comprehensive (loss)/income, net of tax	2,604	3,862	75.5
Attributable to:
Equity holders of the parent	2,589	3,697	72.3
Non-controlling interests	15	165	3.2

Earnings per share:
Basic, earnings attributable to ordinary equity holders of the parent	41.94	41.93	0.82
Diluted, earnings attributable to ordinary equity holders of the parent	41.92	41.93	0.82

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Six months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022
	RUB(1)	RUB	USD
Revenue:	20,047	23,732	463.9
Payment processing fees	16,777	17,787	347.7
Interest revenue calculated using the effective interest rate	1,343	3,381	66.1
Fees from inactive accounts and unclaimed payments	854	891	17.4
Other revenue	1,073	1,673	32.7

Operating costs and expenses:	(13,968)	(13,732)	(268.4)
Cost of revenue (exclusive of items shown separately below)	(8,837)	(7,219)	(141.1)
Selling, general and administrative expenses	(1,161)	(1,544)	(30.2)
Personnel expenses	(3,230)	(3,675)	(71.8)
Depreciation and amortization	(571)	(564)	(11.0)
Credit loss expense	(157)	(694)	(13.6)
Impairment of non-current assets	(12)	(36)	(0.7)
Profit from operations	6,079	10,000	195.5

Share of gain of an associate and a joint venture	306	-	-
Foreign exchange loss, net	(42)	(2,810)	(54.9)
Interest income and expenses, net	(27)	72	1.4
Other income and expenses, net	(73)	39	0.8
Profit before tax	6,243	7,301	142.7
Income tax expense	(1,656)	(2,234)	(43.7)
Profit for the period	4,587	5,067	99.0
Attributable to:
Equity holders of the parent	4,561	4,799	93.8
Non-controlling interests	26	268	5.2

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(24)	76	1.5
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax	-	110	2.2
Total other comprehensive income/(loss), net of tax	(24)	186	3.6
Total comprehensive income, net of tax	4,563	5,253	102.7
Attributable to:
Equity holders of the parent	4,537	5,006	97.9
Non-controlling interests	26	247	4.8

Earnings per share:
Basic, earnings attributable to ordinary equity holders of the parent	73.07	76.75	1.50
Diluted, earnings attributable to ordinary equity holders of the parent	73.02	76.75	1.50

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Six months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	USD(1)
Operating activities
Profit before tax	6,243	7,301	142.7
Adjustments to reconcile profit before tax to net cash flows (used in) /generated from operating activities
Depreciation and amortization	571	564	11.0
Foreign exchange loss, net	42	2,810	54.9
Interest income, net	(1,069)	(3,212)	(62.8)
Credit loss expense	157	694	13.6
Share of (gain) / loss of an associate and a joint venture	(306)	-	-
Impairment of non-current assets	12	36	0.7
Other	13	78	1.5
Net cash flow generated from operating activities before changes in working capital	5,663	8,271	161.7
Changes in operating assets and liabilities:			-
Decrease/(Increase) in trade and other receivables	1,687	(1,739)	(34.0)
Decrease in other assets	311	144	2.8
(Decrease)/increase in customer accounts and amounts due to banks	(4,257)	3,728	72.9
Decrease in accounts payable and accruals	(12,028)	(5,345)	(104.5)
Increase in other liabilities	-	313	6.1
Decrease/(Increase) in loans issued from banking operations	156	(1,670)	(32.6)
Cash (used in)/ generated from operations	(8,468)	3,702	72.4
Interest received	1,468	3,569	69.8
Interest paid	(279)	(283)	(5.5)
Income tax paid	(1,443)	(1,033)	(20.2)
Net cash flow received from/(used in) operating activities	(8,722)	5,955	116.4
Investing activities
Cash used in business combinations	(10)	(215)	(4.2)
Proceeds from sale of an associate	-	4,855	94.9
Purchase of property and equipment	(90)	(133)	(2.6)
Purchase of intangible assets	(37)	(106)	(2.1)
Proceeds from sale of fixed and intangible assets	12	5	0.1
Loans issued	(20)	(7)	(0.1)
Repayment of loans issued	11	30	0.6
Purchase of debt securities	-	(1,737)	(34.0)
Proceeds from sale and redemption of debt instruments	971	-
Net cash flow generated from investing activities	837	2,692	52.6
Financing activities			-
Repayment of debt	(1,004)	(392)	(7.7)
Payment of principal portion of lease liabilities	(29)	(34)	(0.7)
Dividends paid to owners of the Group	(2,446)	-
Dividends paid to non-controlling shareholders	(54)	(106)	(2.1)
Net cash flow used in financing activities	(3,533)	(532)	(10.4)
Effect of exchange rate changes on cash and cash equivalents	(111)	(2,068)	(40.4)
Effect of change in ECL on cash and cash equivalents	-	(10)	(0.2)
Net (decrease)/increase in cash and cash equivalents	(11,529)	6,037	118.0
Cash and cash equivalents at the beginning of the period	47,382	33,033	645.7
Cash and cash equivalents at the end of the period	35,853	39,070	763.7

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue; Net Profit, in the case of Adjusted EBITDA and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS.

Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

We define non-IFRS financial measures as follows:

•	“Total Net Revenue” is calculated by subtracting cost of revenue from revenue.

•	“Adjusted EBITDA” as Net profit plus/(less): (1) depreciation and amortization, (2) other expenses/(income), (3) foreign exchange loss/(gain), (4) share of loss/(gain) of associates and joint ventures, (5) interest expenses/ (income), (6) income tax expenses, (7) share-based payment expenses, (8) impairment of non-current assets.

•	“Adjusted Net profit” as Net profit plus: (1) fair value adjustments recorded on business combinations and their amortization (2) impairment of non-current assets (3) share-based payment expenses (4) effect of taxation of the above items.

•	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by Total Net Revenue.

•	“Adjusted Net profit Margin” as Adjusted Net profit divided by Total Net Revenue.

Total Net Revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents and other reload channels providers. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews Total Net Revenue.

Adjusted EBITDA is a key measure used by management, is serves as a supplemental performance measure that facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss)/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses and impairment of non-current assets), and certain one-time income and expenses (affecting other income, offering and related expenses, loss from sale of Sovest loan portfolio, etc.). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have been excluded from Adjusted EBITDA (such as finance expenses, net, income tax, and depreciation and amortization). Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors.

Adjusted Net Profit is a key measure used by management to observe the operational profitability of the company. We believe Adjusted Net Profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on disposals of subsidiaries and the effects of deferred taxation on excluded items do not represent the core operations of the business, and fair value adjustments recorded on business combinations and their amortization, impairment of non-current assets and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

Payment Services segment payment volume provides a measure of the overall size and growth of the business, and increasing our payment volumes is essential to growing our profitability.

Payment Services segment net revenue yield. We calculate Payment Services segment net revenue yield by dividing Payment Services segment net revenue by Payment Services segment payment volume. Payment Services segment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process.

We define these measures as follows:

•	PS Payment Net Revenue is the Net Revenue consisting of the merchant and consumer fees collected for the payment transactions.

•	PS Other Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022
	RUB	RUB	USD
Revenue	10,813	14,015	274.0
Minus: Cost of revenue (exclusive of depreciation and amortization)	4,764	3,807	74.4
Total Net Revenue	6,049	10,208	199.5
Segment Net Revenue
Payment Services Segment Revenue	10,145	12,854	251.3
PS Payment Revenue(1)	9,162	10,839	211.9
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(2)	4,229	3,260	63.7
PS Payment Adjusted Net Revenue	4,933	7,579	148.1
PS Other Revenue(3)	983	2,015	39.4
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(4)	238	276	5.4
PS Other Adjusted Net Revenue	745	1,739	34.0
Payment Services Segment Net Revenue	5,678	9,318	182.1
Corporate and Other Category Revenue	668	1,161	22.7
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	297	271	5.3
Corporate and Other Category Net Revenue	371	890	17.4
Total Segment Net Revenue	6,049	10,208	199.5

Profit for the period	2,633	2,810	54.9

Plus:
Depreciation and amortization	285	287	5.6
Other income and expenses, net	65	(18)	(0.4)
Foreign exchange (gain)/loss, net	50	2,369	46.3
Share of gain of an associate and a joint venture	(141)	-	-
Interest income and expenses, net	15	(4)	(0.1)
Income tax expenses	941	1,433	28.0
Share-based payment expenses	2	59	1.2
Impairment of non-current assets	-	36	0.7

Adjusted EBITDA	3,850	6,972	136.3

Adjusted EBITDA margin	63.6%	68.3%	68.3%

Profit for the period	2,633	2,810	54.9

Fair value adjustments recorded on business combinations and their amortization(5)	83	98	1.9
Impairment of non-current assets	-	36	0.7
Share-based payment expenses	2	59	1.2
Effect of taxation of the above items	(14)	(39)	(0.8)

Adjusted Net Profit	2,704	2,964	57.8

Adjusted Net Profit per share:
Basic	43.32	47.35	0.93
Diluted	43.30	47.35	0.93

Weighted-average number of shares used in computing Adjusted Net Profit per share:
Basic	62,424	62,600	62,600
Diluted	62,446	62,600	62,600

(1)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.

(2)	Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(3)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.

(4)	Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: interest expenses related to issued bonds, costs of sms notification, advertising commissions.

(5)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in CONTACT and Rapida.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Six months ended (unaudited)
	June 30, 2021	June 30, 2022	June 30, 2022
	RUB(1)	RUB	USD
Revenue	20,047	23,732	463.9
Minus: Cost of revenue (exclusive of depreciation and amortization)	8,837	7,219	141.1
Total Net Revenue	11,210	16,513	322.8
Segment Net Revenue
Payment Services Segment Revenue	18,692	21,584	421.9
PS Payment Revenue(1)	16,777	17,787	347.7
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(2)	7,776	6,088	119.0
PS Payment Adjusted Net Revenue	9,001	11,699	228.7
PS Other Revenue(3)	1,915	3,797	74.2
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(4)	476	529	10.3
PS Other Adjusted Net Revenue	1,439	3,268	63.9
Payment Services Segment Net Revenue	10,440	14,967	292.6
Corporate and Other Category Revenue	1,355	2,148	42.0
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	585	602	11.8
Corporate and Other Category Net Revenue	770	1,546	30.2
Total Segment Net Revenue	11,210	16,513	322.8

Profit for the period	4,587	5,067	99.0

Plus:
Depreciation and amortization	571	564	11.0
Other income and expenses, net	73	(39)	(0.8)
Foreign exchange (gain)/loss, net	42	2,810	54.9
Share of gain of an associate and a joint venture	(306)	-	-
Interest income and expenses, net	27	(72)	(1.4)
Income tax expenses	1,656	2,234	43.7
Share-based payment expenses	8	59	1.2
Impairment of non-current assets	12	36	0.7

Adjusted EBITDA	6,670	10,659	208.4

Adjusted EBITDA margin	59.5%	64.5%	64.5%

Profit for the period	4,587	5,067	99.0

Fair value adjustments recorded on business combinations and their amortization(5)	168	181	3.5
Impairment of non-current assets	12	36	0.7
Share-based payment expenses	8	59	1.2
Effect of taxation of the above items	(10)	(53)	(1.0)

Adjusted Net Profit	4,765	5,290	103.4

Adjusted Net Profit per share:
Basic	76.34	84.61	1.65
Diluted	76.29	84.61	1.65

Weighted-average number of shares used in computing Adjusted Net Profit per share:
Basic	62,418	62,525	62,525
Diluted	62,459	62,525	62,525

(1)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.

(2)	Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(3)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.

(4)	Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: interest expenses related to issued bonds, costs of sms notification, advertising commissions.

(5)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in CONTACT and Rapida.